Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TEPPCO Partners, L.P.
Commission File No.: 333-161185

Enterprise Products Partners L.P. is filing an investor presentation that discloses a variety of financial, operating and general information regarding the company. In addition, this material contains references to the proposed merger with TEPPCO Partners, L.P. The presentation will be posted on our website, www.epplp.com.

Barclays Capital
CEO Energy/Power Conference

September 9, 2009

W. Randall Fowler
Executive Vice President & CFO

Forward Looking Statements

This presentation contains forward-looking statements and information based on Enterprise's beliefs and those of its general partner, as well as assumptions made by and information currently available to them. When used in this presentation, words such as "anticipate," "project," "expect," "plan," "goal," "forecast," "intend," "could," "believe," "may," and similar expressions and statements regarding the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements.

Although Enterprise and its general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise's results of operations and financial condition are:

- Fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces;
- A reduction in demand for its products by the petrochemical, refining or heating industries;
- The effects of its debt level on its future financial and operating flexibility;
- A decline in the volumes of NGLs delivered by its facilities;
- The failure of its credit risk management efforts to adequately protect it against customer non-payment;
- Actual construction and development costs could exceed forecasted amounts;
- Operating cash flows from our capital projects may not be immediate;
- National, international, regional and local economic, competitive and regulatory conditions;
- Terrorist attacks aimed at its facilities; and
- The failure to successfully integrate its operations with assets or companies, if any, that it may acquire in the future.

Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Notice

In connection with the proposed merger, Enterprise has filed a registration statement on Form S-4 (Registration No. 333-161185), which includes a prospectus of Enterprise and a proxy statement of TEPPCO and other materials, with the Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ENTERPRISE, TEPPCO AND THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to security holders of TEPPCO seeking their approval of the proposed merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Enterprise and TEPPCO, without charge, at the SEC's website at www.sec.gov. Copies of the registration statement and the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: (i) Investor Relations: Enterprise Products Partners L.P., (866) 230-0745, or (ii) Investor Relations, TEPPCO Partners, L.P., (800) 659-0059.

TEPPCO, its general partner and the directors and management of such general partner may be deemed to be "participants" in the solicitation of proxies from TEPPCO's security holders in respect of the proposed merger. INFORMATION ABOUT THESE PERSONS AND THE INTERESTS OF SUCH PERSONS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED MERGER CAN BE FOUND IN THE PROXY STATEMENT/PROSPECTUS, TEPPCO'S 2008 ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT STATEMENTS OF CHANGES IN BENEFICIAL OWNERSHIP ON FILE WITH THE SEC.

Key Investment Considerations

- Large, diversified, integrated midstream energy system providing logistical services to producers and consumers of natural gas, NGLs and crude oil
  - Approximately $22 billion enterprise value; more than $19 billion in assets; $12 billion in equity market capitalization
  - Accesses some of the most prolific natural gas, NGL and crude oil supply basins in the U.S. including non-conventional shale plays: Jonah / Pinedale, Piceance, Barnett Shale, Eagle Ford and Haynesville
  - Handles approximately 17% of U.S. natural gas consumption
  - Serves 97% of United States steam cracking capacity, the largest petrochemical market for NGLs
- Recently announced transaction to merge with TEPPCO Partners, L.P.
  - Creates largest publicly traded energy partnership with enterprise value of approximately $28 billion
  - Expands and further diversifies Enterprise into refined product and onshore crude oil transportation and storage businesses
- Large footprint generates growth opportunities
  - Well positioned to benefit from the relative value, security and environmental benefits of domestic natural gas / NGL supplies relative to foreign-sourced crude oil
- Investment grade credit rating; focus on financial flexibility; demonstrated access to capital in difficult markets
- Balances cash cost of capital with distribution growth for limited partners
- Significant management ownership and industry experience

Significant Management Ownership Interests Aligned with Investors


Dan Duncan, EPCO, Inc. and Affiliates
0.01% G.P. Interest*
No IDRs
77.9% L.P. Interest
Enterprise GP Holdings L.P. (NYSE: EPE)
31.2% L.P. Interest
2% G.P. Interest*
3.0% L.P. Interest
Enterprise Products Partners L.P. (NYSE: EPD)
1.0% L.P. Interest
0.7% G.P. Interest*
No IDRs
58.2% L.P. Interest
Duncan Energy Partners L.P. (NYSE: DEP)

- Unique ownership structure – one of the largest ownership positions by management in the sector
- EPCO's actions have benefited EPD's debt and equity investors
  - Purchased approximately $900 million of new equity since IPO in July 1998; includes approximately $440 million purchased in the last four quarters
  - Contributed 30% of GP to Shell in 1999 for no consideration to complete Shell Midstream acquisition
  - Along with Shell, capped GP's incentive split at 25% vs. 50% for no consideration in 2002, resulting in $459 million of cash available for distributions, debt repayment or other partnership needs
  - Contributed 50% of GulfTerra's GP to EPD in 2004 for no consideration to complete the $4 billion GulfTerra acquisition – $460 million in value
  - Exchanging 32% of EPCO's TPP units for non-distribution bearing EPD Class B units to facilitate TEPPCO merger

Note: Percent ownership as of August 31, 2009.
** The 0.7% G.P. interest in DEP, 2% G.P. interest in EPD, and the 0.01% G.P. interest in EPE represents a 100% ownership of the respective G.P.*

Rationale for TEPPCO Acquisition

- After the merger, Enterprise will be the largest publicly traded energy partnership with approximately 48,000 miles of pipelines
- Provide additional sources of cash flow from a larger portfolio of fee-based assets supported by a sizable geographic footprint that will enhance our energy value chain
  - 2008 pro forma gross operating margin for combined entity increases by 27% to $2.6 billion compared to EPD standalone
  - Add refined products, onshore crude oil transportation and storage business lines
- Synergies from public company cost savings plus potential for revenue growth and operational savings to provide long-term accretion for Enterprise investors
- Transaction is credit positive with 100% of the consideration funded by Enterprise equity; nominal impact on leverage
- Subject to TEPPCO unitholder approval and other customary regulatory approvals
- Special meeting of TEPPCO unitholders scheduled for October 23, 2009; merger expected to close during 4Q 2009

EPD / TPP Pro Forma System Map

Asset Overview

- Approximately 48,000 miles of natural gas, NGL, crude oil, refined products and petrochemical pipelines
- 200 MMBbls of NGL, refined products and crude oil storage capacity
- 27 Bcf of natural gas storage capacity
- 25 natural gas processing plants
- 17 fractionation facilities
- 6 offshore hub platforms
- NGL import / export terminals
- Butane isomerization complex
- Octane enhancement facility
- Largest inland tank barge company


Enterprise
Gas Processing Plant
Terminal
Fractionator
Underground Storage
Offshore Platform
Liquids Pipeline
Natural Gas Pipeline
Crude Pipeline
Dixie Pipeline
Skelly-Belvieu
TEPPCO
Fractionator
Terminal
Liquid Pipelines
Crude Pipelines
Natural Gas Pipelines
Seaway Pipeline
Centennial Pipeline
Marine Services

Geographic and Business Diversification Provides Multiple Earnings Streams

Enterprise
$2.1 Billion
Gross Operating Margin
LTM Ended 06/30/09


8%
Offshore
7%
PetChem
18%
Onshore
26%
NGL Pipelines &
Fractionation
41%
Gas Processing &
Marketing

TEPPCO – 90% Fee-based
$0.5 Billion
Adjusted EBITDA
LTM Ended 06/30/09


11%
Marine
25%
Downstream
28%
Upstream
36%
Midstream

Major Growth Projects Substantially Completed[1]…

Project Description	2008	1Q09	2Q09	3Q09	4Q09	2010-2011
Pioneer Processing Plant #1	DONE					
DEP South Texas NGL Pipeline System – Phase 2	DONE					
CenterPoint Energy – Wilson Pipeline Connection – Phase 1	DONE					
Petal Natural Gas Storage Expansion – 1.6 Bcf of subscribed capacity	DONE					
Jonah Phase V Expansion – Part 2 (EPD / TPP Joint Venture)	DONE					
Wilson Storage Expansion – Wilson Pipeline Connection	DONE					
Petal Gas Storage Expansion (Petal #8) – 5 Bcf cavern	DONE					
RGP Pipeline from Port Arthur to Mont Belvieu	DONE					
Skellytown to Conway NGL Pipeline (MAPL)	DONE					
Exxon Conditioning & Treating Facility – Piceance Basin	DONE					
White River Natural Gas Hub – Piceance Basin	DONE					
Meeker Processing Plant #2		DONE				
Sherman Extension Natural Gas Pipeline		DONE				
Norco-Garyville Pipeline Expansion		DONE				
Shenzi Oil Pipeline			DONE			
Pinedale Gathering Pipeline expansion (EPD / TPP Joint Venture)			DONE			
Marine Barge Acquisition (TPP)			DONE			
Hutchinson Rail Rack & NGL Storage Expansion				√		
Mont Belvieu Well Utilization Program				√		
Marathon Gathering System – Piceance Basin – Phase 1				√		
Trinity River Basin Lateral (partial service 4Q 2009; fully completed 2Q 2010)					√	
Collbran Valley Pipeline					√	
Motiva Refined Products Terminal (TPP)						√
Mont Belvieu NGL Fractionator						√

Approx. $2.7 B (Pioneer Processing Plant #1 through Marine Barge Acquisition (TPP))

Approx. $1.4 B (Hutchinson Rail Rack & NGL Storage Expansion through Mont Belvieu NGL Fractionator)

…More Under Development

(1) Includes certain TEPPCO major capital projects as indicated.

Record Operating Performance…


Onshore & Offshore Natural Gas Pipeline Volumes
TBtu/d
10.0
9.0
8.0
7.0
6.0
5.0
4.0
7.7
7.5
8.3
8.9
9.6
Offshore
Onshore
2005
2006
2007
2008
6 Mos 2009


NGL, Crude Oil & Petrochemical Pipeline Volumes
MBPD
2,200
2,000
1,800
1,600
1,400
1,669
1,827
1,934
2,096
2,193
2005
2006
2007
2008
6 Mos 2009


NGL / Propylene Fractionation & Butane Isomerization Volumes
MBPD
625
575
525
475
425
375
428
449
552
573
602
2005
2006
2007
2008
6 Mos 2009


Equity NGL Production
MBPD
120
100
80
60
40
68
63
88
108
116
2005
2006
2007
2008
6 Mos 2009

…Drives Strong Financial Results



Gross Operating Margin
$ Billions
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$1.1
$1.4
$1.5
$2.1
$1.1
2005
2006
2007
2008
6 Mos 2009
Adjusted EBITDA
$ Billions
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.1
$1.3
$1.4
$2.0
$1.0
2005
2006
2007
2008
6 Mos 2009
Distributable Cash Flow
$ Billions
$1.6
$1.2
$0.8
$0.4
$0.0
$0.9
$1.0
$1.0
$1.4
$0.7
2005
2006
2007
2008
6 Mos 2009
Retained DCF / Coverage
$ Millions
$350
$300
$250
$200
$150
$100
$50
$0
$168
1.3x
$98
1.1x
$26
1.0x
$314
1.3x
$90
1.2x
2005
2006
2007
2008
6 Mos 2009

NGL Feedstock Demand by Ethylene Producers has Rebounded



1,400
1,200
1,000
800
600
400
200
0
000 Barrels/Day

	1Q07	2Q	3Q	4Q	1Q08	2Q	3Q	4Q	1Q09	2Q
Butane	80	106	83	49	45	71	115	52	36	62
Propane	385	403	370	337	332	376	333	206	245	335
Ethane	729	749	776	813	789	812	638	627	680	835



$0.12
$0.08
$0.04
$0.00
-$0.04
-$0.08
-$0.12
-$0.16
-$0.20
Aug 09
Sep 09
Oct 09
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10
Apr 10
May 10
Jun 10
Jul 10
Aug 10
Ethane
Propane
Butane
Naphtha
Gas Oil

Source: Pace Hodson, CMAI, quoted forward prices for feedstocks and company estimates on August 24, 2009.

- Ethylene production has rebounded to 52 billion pounds per year vs. 5-year average of 54 billion pounds per year
- NGL feedstocks – ethane, propane and butane are forecast to provide ethylene producers higher margins than more costly crude oil derivatives over next 12 months
  - Currently at 850 MBPD, demand for ethane is the highest since 1Q 2000
  - A number of ethylene crackers are switching from crude oil derivatives to NGL feedstocks; has led to some plant modifications to utilize more NGLs

Rockies Overview
Volume Growth Despite Decrease in Drilling Activity


Natural Gas Pipeline Volumes, net
TBtu/d
3.3
2.8
2.3
1.8
1.3
0.8
0.3
1.4
2.1
3.1
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09
San Juan
Piceance
Jonah
White River Hub


NGL Extraction Volumes, net
MBPD
70
60
50
40
30
20
10
0
10
49
67
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09
Chaco
Pioneer
Meeker

- Natural gas pipeline volumes have increased 121% since 1Q 2007, due to Piceance and Jonah / Pinedale systems, and White River Hub
- Jonah / Pinedale gross receipts grew to 2.2 Bcf/d in 2Q 2009
- Piceance: in 2009, dedicated volumes to EPD expected to grow 10–20% from end of 2008 despite reduced drilling due to 300+ wells waiting to be connected
  - Collbran Valley, Marathon and Oxy gathering systems will flow incremental volumes into Piceance Gathering pipeline – estimated completion 4Q 2009
- San Juan volumes stable at approximately 1 Bcf/d; shallow decline curve partially mitigates lower drilling activity
- NGL extraction volumes increased significantly with the Pioneer and Meeker I and II facilities beginning operations in 2008 and 1Q 2009

Barnett Shale

Expect 25% Increase in Texas Intrastate Pipeline Volumes

- EPD Sherman Extension / Trinity River Lateral
  - Sherman Extension: 1.1 Bcf/d pipeline interconnects with Gulf Crossing; began collecting demand charges on August 1 for 950 MMcf/d
  - Trinity River Lateral: 1 Bcf/d pipeline that extends from Sherman Extension to Trinity River Basin and Newark East Field
    - Expected in-service: partial 4Q 2009; full 2Q 2010
- Barnett Shale benefits
  - Low finding costs, developed infrastructure and low basis differential
  - Expect rebound in rig count with recovery in natural gas prices
  - Anticipated long-term upside opportunities
    - Downspacing
    - Stacked laterals
    - Re-Fracs
    - Oil leg in Montague County



Oklahoma
Gulf Crossing Pipeline
Texas
Dallas
Fort Worth
Compressors
Sherman Extension
Enterprise Texas Pipeline
Trinity River Basin Lateral
3rd Party Natural Gas Pipelines
Barnett Shale

Eagle Ford Shale

15 Million Acres of Opportunities Adjacent to EPD System



Oklahoma
Texas
Waha
Sonora
Indian Springs
Big Thicket
Wilson
San Martin
Armstrong
Matagorda
Shilling
Shoup
Thompsonville
Delmita
Gilmore
Gas Processing Plants
Underground Storage
Natural Gas Pipeline
Eagle Ford Pipelines
Eagle Ford Shale

- Shale play extends from Mexico border to the Louisiana border, near or underlying EPD assets
  - Covers 15 million acres in Texas
  - Highly brittle shale well suited for fracturing
  - Potential for both shale oil (shallow) and natural gas (deeper)
- Eagle Ford gas tends to be rich with up to 9 gallons of condensate / NGLs per million cubic feet of natural gas (GPM)
  - Gas will need to be processed; ability to handle NGLs is paramount
  - EPD has natural gas and NGL infrastructure nearby with available capacity (gas processing facilities, gathering pipelines and NGL fractionators)
- Producers actively developing the play include Apache, Lewis, Pioneer, ConocoPhillips, EnCana, Anadarko, PetroHawk and Murphy

EPD NGL Fractionation

Growth Driven by NGL Supply, Recontracting & Expansion


500
450
400
350
300
250
200
150
100
50
0
MBPD
351
423
449
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09

- NGL industry's and EPD's NGL fractionation facilities are operating at or near capacity
  - EPD volumes have increased 46% to a record 449 MBPD over last 3 years
  - Integration enables EPD to optimize system-wide operating rates and provide customers with value added services
  - Recontracting with "frac-or-pay" or capacity reservation charges
- In August, EPD announced plans to build a new 75 MBPD NGL fractionator at Mont Belvieu complex
  - Supported by long-term contracts
  - Increase EPD's NGL fractionation capacity to 600 MBPD
  - Expected completion 1H 2011

Offshore Assets

- Independence Hub accounted for approximately 15% of natural gas production from the Gulf of Mexico in the 1st half of 2009
- Expect oil volumes to increase from 2008 due to ramp up of production from Neptune Field, Atlantis and the start up of Shenzi and Tahiti in 1st half of 2009
- EPD assets (CHOPS and Poseidon oil pipelines) closest pipelines to giant oil discovery announced by BP at its Tiber Prospect in deepwater Gulf of Mexico
  - *"Tiber represents BP's second material discovery in the emerging Lower Tertiary play in the Gulf of Mexico"* – BP
- Other possible prospects



Texas
Louisiana
Mississippi
AL
Houston
Port Arthur
Texas City
New Orleans
Houma
Cameron Highway
Poseidon
Independence Trail
Independence Hub
Tiber
Shenandoah
Cascade
Chinook
Stones
St. Malo
Jack
Buckskin
Perdido
EPD Platform
Third-Party Platform
EPD Gas Processing Plant
EPD Gas Pipeline
EPD Oil Pipeline
Lower Tertiary Trend
Recent Deep Oil Discoveries

Financial Snapshot

($millions; except per unit amounts)	Three Months Ended June 30,		Six Months Ended June 30,	
Description	2009	2008	2009	2008
Net Income Attributable to Enterprise Products Partners L.P.	$ 187	$ 263	$ 412	$ 523
Earnings Per Unit *(fully diluted)*	$ 0.32	$ 0.52	$ 0.73	$ 1.03
Adjusted EBITDA	$ 505	$ 514	$ 1,030	$ 1,019
Distributable Cash Flow ("DCF")	$ 328	$ 347	$ 670	$ 730
Declared Distributions Per Unit	$ 0.545	$ 0.515	$ 1.0825	$ 1.0225
Distribution Coverage	1.13x	1.38x	1.18x	1.47x
Retained DCF	$ 34	$ 86	$ 90	$ 212
Leverage: Debt* to Last 12 Months Adjusted EBITDA			4.3x	4.0x

* Debt reduced for minimum 50% equity content imputed by rating agencies for junior subordinated notes (hybrids).

Substantial Financial Flexibility Added by Eliminating GP's 50% IDR



Cumulative Savings: $459MM
$375
$350
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$ in Millions
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
LP Distributions
GP Distributions
Avoided 50% Splits

- "Landmark" action taken by EPD's GP in December 2002 to cap GP's IDRs at 25% for no consideration
- 2Q 2009 annualized savings of $188 million (equivalent to $0.41/unit)
- Enhances EPD's financial flexibility by retaining cash flow for debt retirement, capital investment and distribution growth
- Significantly lowers long-term cash cost of capital

History of Managing Cash Cost of Equity Capital While Providing Distribution Growth to LPs

Generated $6.7 Billion of DCF (1999 – 2Q 2009)
15% DCF Retained / Reinvested in Partnership



Distributions Declared
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
8.5% CAGR
$0.93
$1.05
$1.19
$1.36
$1.47
$1.54
$1.70
$1.83
$1.95
$2.08
$2.18
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 Current*

** Annualized*



($ in millions)
$989
$5,092
$664
LP Distributions
GP Distributions
Retained DCF

1.2x LP Distribution Coverage

Proven Track Record[1]



Total Assets - $Billions
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
35% CAGR
$0.7
$1.5
$2.0
$2.4
$4.2
$4.8
$11.3
$12.6
$14.0
$16.6
$18.0
$19.0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2Q09



Daily Liquidity(2) - 000's of units
1,200
1,000
800
600
400
200
0
1,050
841
756
510
346
344
318
284
EPD
KMP
ETP
PAA
BWP
EPB
TPP
EEP



Total Return w/Reinvested Distributions
800%
700%
600%
500%
400%
300%
200%
100%
0%
-100%
684%
332%
1%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Aug 09
EPD
Alerian MLP Index
S&P 500

(1) *Past results may not be representative of future performance.*
(2) *Base on trailing 6-month average as of September 2, 2009.*

Source: Bloomberg

Key Investment Considerations

- Large, diversified, integrated midstream energy system providing logistical services to producers and consumers of natural gas, NGLs and crude oil
  - Approximately $22 billion enterprise value; more than $19 billion in assets; $12 billion in equity market capitalization
  - Accesses some of the most prolific natural gas, NGL and crude oil supply basins in the U.S. including non-conventional shale plays: Jonah / Pinedale, Piceance, Barnett Shale, Eagle Ford and Haynesville
  - Handles approximately 17% of U.S. natural gas consumption
  - Serves 97% of United States steam cracking capacity, the largest petrochemical market for NGLs
- Recently announced transaction to merge with TEPPCO Partners, L.P.
  - Creates largest publicly traded energy partnership with enterprise value of approximately $28 billion
  - Expands and further diversifies Enterprise into refined product and onshore crude oil transportation and storage businesses
- Large footprint generates growth opportunities
  - Well positioned to benefit from the relative value, security and environmental benefits of domestic natural gas / NGL supplies relative to foreign-sourced crude oil
- Investment grade credit rating; focus on financial flexibility; demonstrated access to capital in difficult markets
- Balances cash cost of capital with distribution growth for limited partners
- Significant management ownership and industry experience

Non-GAAP Reconciliations

Non-GAAP Financial Measures

This presentation utilizes the Non-GAAP financial measures of Gross Operating Margin, Adjusted EBITDA and Distributable Cash Flow. In general, we define Gross Operating Margin as operating income before (i) depreciation, amortization and accretion expense; (ii) operating lease expense for which we do not have the payment obligation; (iii) gains and losses from asset sales and related transactions and (iv) general and administrative costs. The GAAP measure most directly comparable to Gross Operating Margin is operating income.

In general, we define distributable cash flow as net income attributable to Enterprise Products Partners L.P. adjusted for: (i) the addition of depreciation, amortization and accretion expense; (ii) the addition of operating lease expenses for which we do not have the payment obligation; (iii) the addition of cash distributions received from unconsolidated affiliates less equity earnings from unconsolidated affiliates; (iv) the subtraction of sustaining capital expenditures and cash payments to settle asset retirement obligations; (v) the addition of losses or subtraction of gains from asset sales and related transactions; (vi) the addition of cash proceeds from asset sales, the return of investment from unconsolidated affiliates or related transactions; (vii) the addition of losses or subtraction of gains on the monetization of financial instruments recorded in accumulated other comprehensive income (loss), if any, less related amortization of such amount to earnings; (viii) the addition of transition support payments received from El Paso Corporation related to the GulfTerra merger; (ix) the addition of net income attributable to the noncontrolling interest associated with the public unitholders of DEP, less related distributions to be paid to such holders with respect to the period of calculation; and (x) the addition or subtraction of other miscellaneous non-cash amounts (as applicable) that affect net income or loss for the period. The GAAP measure most directly comparable to Distributable Cash Flow is net cash flows provided by operating activities.

We define Adjusted EBITDA as net income or loss attributable to Enterprise Products Partners L.P. less equity earnings of unconsolidated affiliates, plus distributions received from unconsolidated affiliates, interest expense, provision for income taxes and depreciation, amortization and accretion expense. Adjusted EBITDA is commonly used as a supplemental financial measure by senior management and by external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess: (1) the financial performance of our assets without regard to financing methods, capital structures or historical cost basis; (2) the ability of our assets to generate cash sufficient to pay interest cost and support our indebtedness; and (3) the viability of projects and the overall rates of return on alternative investment opportunities. Since Adjusted EBITDA excludes some, but not all, items that affect net income or loss attributable to Enterprise Products Partners L.P. and because these measures may vary among other companies, the Adjusted EBITDA data presented in this press release may not be comparable to similarly titled measures of other companies. The GAAP measure most directly comparable to Adjusted EBITDA is net cash flows provided by operating activities.

Non-GAAP Reconciliations

Enterprise Products Partners L.P.
Gross Operating Margin by Segment (Dollars in millions, Unaudited)

	For the Year Ended December 31,			2008				2009	
	2005	2006	2007	1Q	2Q	3Q	4Q	1Q	2Q
Gross Operating Margin by Segment:									
NGL Pipelines & Services	$ 579.7	$ 752.6	$ 812.5	$ 289.7	$ 317.7	$ 336.1	$ 347.0	$ 342.8	$ 354.0
Onshore Natural Gas Pipelines & Services	353.1	333.4	335.7	109.9	123.2	88.1	90.1	116.0	74.3
Offshore Pipelines & Services	77.5	103.4	171.6	81.6	35.3	17.5	53.7	61.3	33.1
Petrochemical Services	126.0	173.1	172.3	41.0	58.2	37.2	31.2	28.6	47.8
Total non-GAAP gross operating margin	1,136.3	1,362.5	1,492.1	522.2	534.4	478.9	522.0	548.7	509.2
Adjustments to reconcile non-GAPP gross operating margin to GAAP operating income:									
Depreciation, amortization and accretion in operating costs and expenses	(413.4)	(440.2)	(513.9)	(133.9)	(136.3)	(138.4)	(146.8)	(153.5)	(153.2)
Operating lease expense paid by EPCO, Inc., in operating costs and expenses	(2.1)	(2.1)	(2.1)	(0.5)	(0.5)	(0.5)	(0.5)	(0.2)	(0.1)
Gain (loss) from asset sales and related transactions in operating costs and expenses	4.5	3.3	(5.4)	0.1	0.7	0.9	2.0	0.2	0.2
General and administrative costs	(62.3)	(63.4)	(87.7)	(21.2)	(24.0)	(21.8)	(23.6)	(23.0)	(27.8)
Operating income per GAAP	$ 663.0	$ 860.1	$ 883.0	$ 366.7	$ 374.3	$ 319.1	$ 353.1	$ 372.2	$ 328.3

Non-GAAP Reconciliations

Enterprise Products Partners L.P.
Distributable Cash Flow (Dollars in Millions, Unaudited)

	Year Ended December 31,			2008				2009	
	2005	2006	2007	1Q	2Q	3Q	4Q	1Q	2Q
Reconciliation of Non-GAAP "Distributable cash flow" to GAAP "Net income attributable to Enterprise Products Partners L.P." and GAAP "Net cash flows provided by operating activities"									
Net income attributable to Enterprise Products Partners L.P.	$ 419.5	$ 601.2	$ 533.7	$ 259.6	$ 263.3	$ 203.1	$ 228.0	$ 225.3	$ 186.6
Adjustments to Net income attributable to Enterprise Products Partners L.P. to derive Distributable cash flow (add or subtract as indicated by sign of number):									
Depreciation, amortization and accretion in costs and expenses	420.8	448.2	523.8	135.9	138.4	139.3	148.6	154.1	158.8
Operating lease expense paid by EPCO, Inc.	2.1	2.1	2.1	0.5	0.5	0.5	0.5	0.2	0.1
Deferred income tax expense	8.6	14.4	8.3	(0.9)	3.4	3.1	0.6	0.9	0.9
Monetization of interest rate hedging derivative instruments	-	-	48.9	6.3	(28.4)	-	7.7	-	-
Amortization of net gains related to monetization of derivative instruments	(3.6)	(3.7)	(4.0)	(1.6)	(1.6)	(0.8)	(0.4)	(0.4)	(0.5)
Cumulative effect of changes in accounting principles	4.2	(1.5)	-	-	-	-	-	-	-
Equity in (income) loss of unconsolidated affiliates	(14.5)	(21.6)	(29.7)	(14.6)	(18.6)	(14.9)	(11.0)	(13.4)	17.6
Distributions received from unconsolidated affiliates	56.1	43.0	73.6	28.6	27.4	13.9	28.7	22.9	15.6
Loss (gain) from asset sales and related transactions	(4.5)	(3.3)	5.4	(0.1)	(0.7)	(0.9)	(2.0)	(0.2)	(0.2)
Proceeds from other investing activities	44.8	3.9	12.0	0.1	0.4	1.2	14.3	4.1	0.2
Sustaining capital expenditures	(92.2)	(119.4)	(162.5)	(25.0)	(43.6)	(60.7)	(59.3)	(20.0)	(33.1)
Changes in fair market value of derivative instruments	0.1	(0.1)	1.0	0.7	8.9	(4.2)	(6.3)	(12.0)	0.3
Provision for impairment of long-lived asset	-	0.1	-	-	-	-	-	-	-
Return of investment in Cameron Highway	47.5	-	-	-	-	-	-	-	-
El Paso transition support payments	17.2	14.3	9.0	-	-	-	-	-	-
Loss (gain) on early extinguishment of debt	-	-	0.2	-	-	-	(7.1)	-	-
Net income attributable to noncontrolling interest - DEP public unitholders	-	-	13.9	4.3	4.8	2.7	5.4	5.1	6.6
Distribution to be paid to DEP public unitholders with respect to period	-	-	(21.9)	(6.1)	(6.3)	(6.3)	(6.4)	(6.4)	(10.0)
Non-cash income related to write-off of reserve balance	-	-	(7.6)	-	-	-	(5.0)	-	-
Cash expenditures for asset abandonment activities	-	-	(5.0)	(4.9)	(0.6)	(1.6)	(0.1)	(0.1)	(8.1)
Accrued property damage repair costs related to Hurricanes Ike and Gustav	-	-	-	-	-	46.0	1.8	(0.4)	-
Cash paid for Hurricanes Ike and Gustav repairs	-	-	-	-	-	(4.1)	(7.2)	(16.8)	(7.3)
Distributable cash flow	906.1	977.6	1,001.2	382.8	347.3	316.3	331.8	342.9	327.5
Adjustments to Distributable cash flow to derive Net cash flows provided by operating activities (add or subtract as indicated by sign of number):									
Monetization of interest rate hedging derivative instruments	-	-	(48.9)	(6.3)	28.4	-	(7.7)	-	-
Amortization of net gains related to monetization of derivative instruments	3.6	3.7	4.0	1.6	1.6	0.8	0.4	0.4	0.5
Proceeds from other investing activities	(44.8)	(3.9)	(12.0)	(0.1)	(0.4)	(1.2)	(14.3)	(4.1)	(0.2)
Sustaining capital expenditures	92.2	119.4	162.5	25.0	43.6	60.7	59.3	20.0	33.1
El Paso transition support payments	(17.2)	(14.3)	(9.0)	-	-	-	-	-	-
Net income attributable to noncontrolling interests	5.7	9.1	30.6	12.4	9.0	7.9	12.1	12.0	13.5
Return of investment in Cameron Highway	(47.5)	-	-	-	-	-	-	-	-
Non-cash income related to write-off of reserve balance	-	-	7.6	-	-	-	5.0	-	-
Net income attributable to noncontrolling interest - DEP public unitholders	-	-	(13.9)	(4.3)	(4.8)	(2.7)	(5.4)	(5.1)	(6.6)
Distribution to be paid to DEP public unitholders with respect to period	-	-	21.9	6.1	6.3	6.3	6.4	6.4	10.0
Cash expenditures for asset abandonment activities	-	-	5.0	4.9	0.6	1.6	0.1	0.1	8.1
Accrued property damage repair costs related to Hurricanes Ike and Gustav	-	-	-	-	-	(46.0)	(1.8)	0.4	-
Cash paid for Hurricanes Ike and Gustav repairs	-	-	-	-	-	4.1	7.2	16.8	7.3
Effect of pension settlement recognition	-	-	0.6	(0.1)	-	-	-	(0.1)	-
Net effect of changes in operating accounts	(266.4)	83.4	441.3	(156.9)	0.1	(71.6)	(129.0)	(171.6)	(173.6)
Net cash flows provided by operating activities	$ 631.7	$ 1,175.0	$ 1,590.9	$ 265.1	$ 431.7	$ 276.2	$ 264.1	$ 218.1	$ 219.6

Non-GAAP Reconciliations

Enterprise Products Partners L.P.
Adjusted EBITDA (Dollars in millions, Unaudited)

	For the Year Ended December 31,			2008				2009	
	2005	2006	2007	1Q	2Q	3Q	4Q	1Q	2Q
Reconciliation of non-GAAP "Adjusted EBITDA" to GAAP "Net income attributable to Enterprise Products Partners L.P." and GAAP "Net cash flows provided by operating activities"									
Net income attributable to Enterprise Products Partners L.P.	$ 419.5	$ 601.2	$ 533.7	$ 259.6	$ 263.3	$ 203.1	$ 228.0	$ 225.3	$ 186.6
Adjustments to derive Adjusted EBITDA									
Equity in (income) loss of unconsolidated affiliates	(14.5)	(21.6)	(29.7)	(14.6)	(18.6)	(14.9)	(11.0)	(13.4)	17.6
Distributions received from unconsolidated affiliates	56.1	43.0	73.6	28.6	27.4	13.9	28.7	22.9	15.6
Interest Expense (including related amortization)	230.5	238.0	311.8	91.9	95.8	102.7	110.3	120.4	126.2
Provision for income taxes	8.4	21.3	15.2	3.7	6.9	6.6	9.2	15.2	2.2
Depreciation, amortization and accretion in costs and expenses	420.6	447.4	524.2	135.8	139.6	141.3	149.3	155.1	156.7
Adjusted EBITDA	1,120.6	1,329.3	1,428.8	505.0	514.4	452.7	514.5	525.5	504.9
Adjustments to Adjusted EBITDA to derive net cash flows provided by operating activities (add or subtract as indicated by sign of number):									
Interest expense	(230.5)	(238.0)	(311.8)	(91.9)	(95.8)	(102.7)	(110.3)	(120.4)	(126.2)
Amortization in interest expense	0.2	0.8	(0.4)	0.1	(1.2)	(2.0)	(0.7)	(1.0)	2.1
Provision for income taxes	(8.4)	(21.3)	(15.2)	(3.7)	(6.9)	(6.6)	(9.2)	(15.2)	(2.2)
Loss (gain) from asset sales and related transactions	(4.5)	(3.3)	5.4	(0.1)	(0.7)	(0.9)	(2.0)	(0.2)	(0.2)
Operating lease expense paid by EPCO, Inc.	2.1	2.1	2.1	0.5	0.5	0.5	0.5	0.2	0.1
Net income attributable to noncontrolling interests	5.7	9.1	30.6	12.4	9.0	7.9	12.1	12.0	13.5
Deferred income tax expense (benefit)	8.6	14.4	8.3	(0.9)	3.4	3.1	0.6	0.9	0.9
Changes in fair market value of derivative instruments	0.1	(0.1)	1.0	0.7	8.9	(4.2)	(5.3)	(12.0)	0.3
Cumulative effect of changes in accounting principles	4.2	(1.5)	-	-	-	-	-	-	-
Provision for non-cash asset impairment charge	-	0.1	-	-	-	-	-	-	-
Effect of pension settlement recognition	-	-	0.6	(0.1)	-	-	-	(0.1)	-
Loss (gain) on early extinguishment of debt	-	-	0.2	-	-	-	(7.1)	-	-
Net effect of changes in operating accounts	(266.4)	83.4	441.3	(156.9)	0.1	(71.6)	(129.0)	(171.6)	(173.6)
Net cash flows provided by operating activities	$ 631.7	$ 1,175.0	$ 1,590.9	$ 265.1	$ 431.7	$ 276.2	$ 264.1	$ 218.1	$ 219.6

TPP Non-GAAP Financial Measures

This presentation includes Adjusted EBITDA, which is a non-GAAP financial measure. This non-GAAP financial measure should not be considered as an alternative to GAAP measures such as net income, operating income, cash flow from operating activities or any other measure of financial performance calculated and presented in accordance with GAAP. This non-GAAP financial measure may not be comparable to similarly-titled measures of other companies because they may not calculate such measures in the same manner as we do.

We define Adjusted EBITDA as net income plus interest expense – net, income tax expense, depreciation, amortization and accretion, loss on the forfeiture of investments in unconsolidated affiliates and a pro-rata portion (based on our equity ownership) of the interest expense and depreciation, amortization and accretion of each of our joint ventures. We have included Adjusted EBITDA in our disclosures because we believe they are used by our investors as supplemental financial measures to assess the financial performance of our assets without regard to financing methods, capital structures or historical cost basis; to compare the operating performance of our assets with the performance of other companies that have different financing and capital structures; and to value our limited partners' equity using EBITDA-type multiples. A reconciliation of our non-GAAP Adjusted EBITDA measure to GAAP net income and equity earnings is provided in the Adjusted EBITDA table.

Non-GAAP Reconciliations

TEPPCO Partners, L.P.
Adjusted EBITDA

	2008				2009	
	1Q	2Q	3Q	4Q	1Q	2Q
Adjusted EBITDA from continuing operations:						
Net income	$ 64.1	$ 47.7	$ 47.0	$ 34.8	$ 78.2	$ 11.2
Discontinued operations	-	-	-	-	-	-
Income from continuing operations	64.1	47.7	47.0	34.8	78.2	11.2
Provision for income taxes	0.8	1.0	1.1	1.7	0.8	0.9
Noncash impairment charge	-	-	-	-	-	2.3
Interest expense - net	38.6	33.0	34.3	34.1	32.1	32.3
Depreciation and amortization (D&A)	28.3	31.9	32.1	34.0	33.0	36.8
Loss on forfeiture of investment in Texas Offshore Port System	-	-	-	-	-	34.2
Amortization of excess investment in joint ventures	1.2	1.3	1.3	1.3	1.6	1.1
TEPPCO's pro-rata percentage of joint venture interest expense and D&A	12.1	13.2	13.3	15.4	13.3	15.3
Adjusted EBITDA from continuing operations	145.1	128.1	129.1	121.3	159.0	134.1
Less: Gains on sales of assets and ownership interests in MB Storage	-	-	-	-	-	-
Adjusted EBITDA from continuing operations, excluding gains on sales	$ 145.1	$ 128.1	$ 129.1	$ 121.3	$ 159.0	$ 134.1